SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                          June 6, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

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                       FOR IMMEDIATE RELEASE

              CREO ACQUIRES TORONTO'S CARMEL GRAPHICS

Vancouver, BC, CANADA (June 6, 2000) - Creo Products Inc. (NASDAQ: CREO; TSE:
CRE) ("Creo") is pleased to confirm the acquisition of all the issued shares of Carmel Graphics Systems Inc., a Toronto-based software development company. The transaction closed on May 12, 2000. The acquisition of Carmel - for US $8.5 million in combined cash and stock - gives Creo access to advanced technologies and products that will complement CreoScitex workflow products. CreoScitex is the principal operating division of Creo and focuses on the graphic arts industry.

Carmel Graphic Systems Inc. specializes in products for desktop publishing, prepress, and print-on-demand professionals. Established in 1991, the company supplies the business-to-business marketplace with customizable hardware and software that can be easily integrated as portals into a user's corporate website.

The technology at the core of two Carmel Graphics products - View-IT and Submit-IT - will be integrated into Prinergy InSite(TM), a browser-based remote proofing and job tracking tool distributed through the CreoScitex network worldwide. The Prinergy InSite system allows users to upload and download job data, proof remotely, submit annotations, approve or reject pages, manage information, and access secure job-status reporting over the Internet. Printers provide this service to customers to help them easily proof, approve, and check the status of their jobs.

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View-IT is an Internet-based client/server portal designed to provide remote collaboration and observation of jobs, and the ability to proof and approve the jobs remotely. Developed for use with images and image-centric documents, View-IT supports TIFF, PDF, PICT, JPEG, EPS, and many other popular file-formats. By integrating the View-IT server in the production cycle, graphic arts shops can eliminate costly errors, guarantee faster turnaround, and provide professional responsiveness to their customers. From anywhere in the world, any client, using any computer, with any operating system, using standard browsers, can log onto the server with full security and view or collaborate on any job in real time.

The Submit-IT system supports Internet-based information delivery and management. It allows the user to send and receive files over the Web with appended information, which may include job tickets and dockets. The Submit-IT portal allows bi-directional data delivery over the Internet in a secure and cost-effective way using a standard Browser and Internet connection. The Submit-IT server, which also tracks and logs all transactions, can be installed at any service bureau, designer, or printer.

"We believe that the Internet will play a significant role in the future of the graphic arts and printing industries," said Amos Michelson, Creo CEO. "The View-It and Submit-IT systems, as well as others developed by Carmel Graphics, will contribute greatly to the successful implementation of our overall Internet
strategy."   Prinergy InSite can also be used with the printCafe system to provide data management and prepress integration with Prinergy production environments. Launched earlier this year, printCafe is an interactive Internet-based, business-to-business communication and production solution that connects print buyers, printers and printing industry suppliers. More information can be found at www.printcafe.com

"The entire team at Carmel Graphics is excited about this agreement," says Dov Berliner, Principal of Carmel Graphics. "We view this as a powerful endorsement of the products we have worked long and hard to create."

As part of the acquisition, six employees of Carmel Graphics - including the management team - will take on new roles in the CreoScitex graphic arts division of Creo.

                              -###-

About Creo
Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information
technology. Through CreoScitex   its principal operating division   Creo is
leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Creo, the Creo logo, CreoScitex, and the CreoScitex logo, are registered trademarks or trademarks of Creo Products Inc. Other products may be the registered trademarks or trademarks of their respective companies.